United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Inotiv, Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

45783Q100

(CUSIP Number)

Jason Carri
P2 Capital Partners, LLC
590 Madison Avenue, 25th Floor
New York, New York 10022
(212) 508-5500

with copies to:

Andrew Bab, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

November 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45783Q100

1	NAME OF REPORTING PERSON. P2 Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,946,961 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,946,961 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,946,961 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45783Q100

1	NAME OF REPORTING PERSON. P2 Capital Master Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 715,705 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 715,705 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,705 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45783Q100

1	NAME OF REPORTING PERSON. P2 Capital Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,231,256 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,231,256 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,256 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45783Q100

1	NAME OF REPORTING PERSON. Savanna Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,946,961 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,946,961 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,946,961 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45783Q100

1	NAME OF REPORTING PERSON. Claus Moller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,946,961 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,946,961 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,946,961 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Continuation Pages to Schedule 13D

Item 1	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common shares, no par value per share (the “Shares”), of Inotiv, Inc., an Indiana corporation (the “Issuer”). The Issuer’s principal executive office is located at 2701 Kent Avenue, West Lafayette, Indiana 47906.

Item 2	Identity and Background

This Statement is being filed by and on behalf of P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV” and, together with Master Fund I, the “Funds”), Savanna Holdings, LLC, a Delaware limited liability company (“Savanna Holdings”), P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”), and Claus Moller, a citizen of Denmark (all the preceding persons are the “Reporting Persons”, and each, a “Reporting Person”).

The address of the principal office of each of the Reporting Persons is 590 Madison Avenue, 25th Floor, New York, NY 10022.

The Funds and Savanna Holdings are principally involved in the business of investing in securities. The Manager is principally involved in the business of providing investment advisory and investment management services to the Funds and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of the Funds. Mr. Moller is the managing member of the Manager.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

On November 5, 2021 (the “Closing Date”), Savanna Holdings acquired 2,946,961 Shares from the Issuer in connection with the acquisition by the Issuer of Envigo RMS Holding Corp., a Delaware corporation (“Envigo”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 21, 2021, among the Issuer, Dolphin MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), Dolphin Merger Sub, LLC, an Indiana limited liability company and a wholly owned subsidiary of the Issuer (“Merger Sub LLC” and together with Merger Sub, “Merger Subs”), Envigo, and Shareholder Representative Services LLC, solely in its capacity as the securityholder representative, agent and attorney-in-fact of the securityholders. Pursuant to the Merger Agreement, on the Closing Date, Merger Sub merged with and into Envigo (the “Merger”), which Savanna Holdings held equity interests of, with Envigo continuing as the surviving corporation of the Merger, followed by the merger of the surviving corporation of the Merger with and into Merger Sub LLC (the “Second Merger” and, together with the Merger, the “Mergers”), with Merger Sub LLC continuing as the surviving entity of the Second Merger. As a result of the Merger, the outstanding equity interests in Envigo were converted into the right to receive, in the aggregate, $271.0 million in cash, including adjustments for net working capital and cash balances as provided in the Merger Agreement, and 9,036,538 Shares.

The description of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, included as Exhibit 1, which is incorporated herein by reference.

Item 4	Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired their beneficial ownership of the Shares as described in this Statement for investment purposes. Consistent with their investment purpose, the Reporting Persons have had or may in the future have discussions with management, members of the Issuer’s board of directors (the “Board”) and other shareholders and may make suggestions and give advice to the Issuer regarding measures and changes that would maximize shareholder value. Such discussions and advice may concern the Issuer’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that the Reporting Persons deem relevant to their investment in the Issuer.

Subject to the terms and conditions of the Shareholders Agreement (as defined below), the Reporting Persons may at any time acquire additional Shares (or other securities) of the Issuer or dispose of any or all of their Shares or other securities in the open market or otherwise or engage in any hedging or similar transactions with respect to such Shares (or other securities), depending upon their ongoing evaluation of their investment in such Shares (or other securities), prevailing market conditions, other investment opportunities and/or other investment considerations.

As of the date of this filing, Nigel Brown, Ph.D. has been designated by Savanna Holdings pursuant to the Shareholders Agreement to serve as a director on the Board. In his capacity as director of the Issuer, Dr. Brown or any successor Savanna Holdings designee may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

Except as otherwise set forth above in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5	Interest in Securities of the Issuer

(a)-(b):

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference. All percentages set forth in this Statement are based on an aggregate of 24,951,233 Shares outstanding, based on the number of Shares outstanding as of August 9, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 13, 2021 and after giving effect to the issuance of 9,036,538 Shares in the Merger.

Savanna Holdings is the direct owner of the Shares reported as beneficially owned by it. Master Fund I and Fund IV, as the holders of all Class A membership interests in Savanna Holdings, and Fund IV, as the holder of all Class B membership interests in Savanna Holdings, have exclusive control over the Shares held by Savanna Holdings in respect of such membership interests and, therefore, may each be deemed to own beneficially such Shares that are held directly by Savanna Holdings. The Manager, as investment manager of the Funds, and Mr. Moller, as managing member of the Manager, may each be deemed to own beneficially all Shares that are held directly by Savanna Holdings. Each of the Funds, the Manager and Mr. Moller disclaims beneficial ownership of the Shares held directly by Savanna Holdings for all other purposes.

Savanna Holdings is a party to the Shareholders Agreement, dated as of November 5, 2021 (the “Shareholders Agreement”), among the Issuer and certain stockholders of Envigo, including Savanna Holdings and Jermyn Street Associates LLC (“Jermyn Street”). The Shareholders Agreement requires, among other things, that the shareholders party thereto vote their Shares for directors that are designated in accordance with the provisions of the Shareholders Agreement. By virtue of the Shareholders Agreement and the obligations and rights thereunder, the Reporting Persons, Jermyn Street and the other shareholders party to the Shareholders Agreement may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and the Reporting Persons may be deemed to beneficially own Shares beneficially owned by Jermyn Street and the other shareholders party to the Shareholders Agreement. As of the date of this filing, based in part on information provided by Jermyn Street and after giving effect to the Merger, a “group” comprised of Savanna Holdings, Jermyn Street, Jermyn Street Associates II LLC and Jermyn Street Capital LLC would be deemed to beneficially own an aggregate of 5,748,158 Shares, or 23.0% of the outstanding Shares. This filing shall not be deemed an admission that the Reporting Persons, and Jermyn Street and the other shareholders party to the Shareholders Agreement constitute a “group” for purposes of Section 13(d) of the Act and the Reporting Persons expressly disclaim beneficial ownership over any Shares owned by Jermyn Street that they may be deemed to beneficially own solely by reason of the Shareholders Agreement, as well as any Shares owned by any other party to the Shareholders Agreement and their respective affiliates. Shares owned by Jermyn Street and the other shareholders party to the Shareholders Agreement are not included in this Statement.

(c) Except as set forth in Item 3 and Item 4, none of the Reporting Persons has engaged in any transaction during the past 60 days in any Shares.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Statement.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Shareholders Agreement

In connection with the Merger, Savanna Holdings, Jermyn Street (referred to collectively as the “Nominating Holders”) and certain other stockholders of Envigo entered into the Shareholders Agreement with the Issuer. The Shareholders Agreement provides that the Board will consist of the Issuer’s Chief Executive Officer and Chief Strategy Officer, one person to be designated by Jermyn Street, one person to be designated by Savanna Holdings and three of the Issuer’s current independent directors until a person is designated by the Issuer’s nominating and corporate governance committee and approved by the Nominating Holders (the “Approved Holder”), at which point one of the Issuer’s current independent directors will resign. For so long as a Nominating Holder beneficially owns 5% or more of the Issuer’s outstanding voting shares, such Nominating Holder will have the right to designate one nominee for election to the Board upon the expiration of the term of the initial designee or any subsequent designee of that Nominating Holder and to approve the Issuer’s nominee for the Board seat held by the Approved Director or any subsequent Approved Director upon expiration of the Approved Director’s term. Pursuant to the Shareholders Agreement, the Issuer will include the nominees designated by the Nominating Holders and the Approved Director in management’s slate of directors for the applicable meeting, solicit proxies to approve the election of those persons to the Board and recommend to the Issuer’s shareholders that those persons be elected as directors. Board vacancies occurring due to the death, resignation, retirement, disqualification or removal from office as a member of the Board of a director designated by a Nominating Holder are to be filled by a person designated by that Nominating Holder. The initial director designated by Savanna Holdings is Nigel Brown, Ph.D.

The Shareholders Agreement requires the shareholders who are parties thereto to refrain from selling or otherwise transferring the Shares received in the Merger, subject to certain exceptions set forth in the Shareholders Agreement, for a period of 180 days after the Closing Date. The Shareholders Agreement also restricts each Nominating Holder, until such Nominating Holder no longer holds 5% or more of the outstanding Shares, a change of control transaction, a material breach of the Shareholders Agreement by the Issuer, or any winding up, dissolution or liquidation or bankruptcy (subject to certain permitted exceptions) from (i) transferring shares to the Issuer’s competitors or to persons who, after the transfer, would own more than 10% of the outstanding Shares, subject to certain permitted exceptions; (ii) making any public announcement, proposal or offer, with respect to (a) acquisitions of voting securities of the Issuer in violation of the Shareholders Agreement, (b) any restructuring, recapitalization, liquidation or similar transaction involving the Issuer or its subsidiaries, (c) the election of directors other than the Nominating Holders’ designees or (d) acquisitions of the Issuer’s loan, debt securities or equity securities that would result in such shareholder filing a Schedule 13D or an amendment thereof because such acquisition constitutes a material increase in the percentage of a class of voting securities beneficially owned by a shareholder or their reporting affiliates reporting together as a group; (iii) publicly seeking a change in the composition or size of the Board; (iv) acquiring beneficial ownership of additional voting securities of the Issuer; (v) calling for, initiating, proposing or requiring a call for any general or special meeting of the Issuer’s shareholders; (vi) publicly disclosing an intention, plan or arrangement to do any of the foregoing; or (vii) intentionally and knowingly assisting, instigating, encouraging or facilitating any third party to do any of the foregoing.

The Shareholders Agreement requires the shareholders who are parties thereto to cause all voting securities owned by them to be present at any annual or special meeting at which directors are to be elected, to vote such securities either as recommended by the Board, or in the same proportions as votes cast by other voting securities with respect to director nominees or other nominees and in favor of any director nominee of the Nominating Holders, and not to vote in favor of a change of control transaction pursuant to which the Nominating Holders would receive consideration that is different in amount or form from other shareholders unless approved by the Board.

The Shareholders Agreement requires the Issuer to file with the Securities and Exchange Commission, and use its commercially reasonable efforts to cause to become effective no later than 180 days after the Closing Date, a registration statement to register for resale the Shares received in the Merger by the shareholders who are party to the Shareholders Agreement and any other securities issued by or issuable with respect to such Shares by way of a stock split, stock dividend, reclassification, subdivision or reorganization, recapitalization or similar event. The Shareholders Agreement also entitles the shareholders to require the Issuer to file additional registration statements after it becomes eligible to use Form S-3 for such registrations. The Shareholders Agreement sets forth certain customary procedures to be followed and provides for customary rights and obligations of the Issuer and the holders in connection with the registration of the shareholders’ Shares and provides that the Issuer may delay filing of such registration statements in certain circumstances set forth in the Shareholders Agreement.

The description of the terms of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement, included as Exhibit 2, which is incorporated herein by reference.

Item 7	Material to Be Filed as Exhibits

Exhibit	Description

1	Agreement and Plan of Merger, dated as of September 21, 2021, by and among Inotiv, Inc., Dolphin MergeCo, Inc., Dolphin Merger Sub, LLC, Envigo RMS Holding Corp., and Shareholder Representative Services LLC (incorporated by reference to Exhibit 2.1 to Inotiv, Inc.’s Current Report on Form 8-K, filed with the SEC on September 21, 2021).

2	Shareholders Agreement, dated as of November 5, 2021, by and among Inotiv, Inc. and the shareholders signatory thereto (incorporated by reference to Exhibit 10.1 to Inotiv, Inc.’s Current Report on Form 8-K, filed with the SEC on November 5, 2021).

3	Joint Filing Agreement, dated as of November 15, 2021, among Savanna Holdings, LLC, P2 Capital Master Fund I, L.P., P2 Capital Fund IV, L.P., P2 Capital Partners, LLC, and Claus Moller.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2021

Savanna Holdings, LLC	By: P2 Capital Master Fund I, L.P., as Managing Member
By: P2 Capital Partners, LLC, as Investment Manager

/s/ Claus Moller
Name: Claus Moller
Title: Managing Member

P2 Capital Master Fund I, L.P.	By: P2 Capital Partners, LLC, as Investment Manager

/s/ Claus Moller
Name: Claus Moller
Title: Managing Member

P2 CAPITAL FUND IV, L.P.	By: P2 Capital Partners, LLC, as Investment Manager

/s/ Claus Moller
Name: Claus Moller
Title: Managing Member

P2 Capital Partners, LLC	/s/ Claus Moller
Name: Claus Moller
Title: Managing Member

CLAUS MOLLER	/s/ Claus Moller